UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            Hampshire Group, Limited
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                    408859106
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                                 (CUSIP Number)

                                Ludwig G. Kuttner
                             Post Office Box No. 359
                                 Keene, VA 22946
                                  (434)293-4277
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 4, 2008
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Paragraph 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No. 408859106
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION

      Ludwig G. Kuttner
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 408859106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION

      Beatrice Ost-Kuttner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer.

      Item 1 is hereby amended by adding the following:

      This Amendment No. 3 further amends the Schedule 13D filed by Ludwig G. Kuttner and Beatrice Ost-Kuttner (the "Reporting Persons") on January 10, 2003, as amended by Amendment No. 1 filed on October 22, 2003 and Amendment No. 2 filed on June 30, 2008 (collectively, the "Original 13D" and, together with this Amendment, the "Statement"). The Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Hampshire Group, Limited, a corporation organized under the laws of the state of Delaware (the "Company"), and is being filed pursuant to Rules 13d-1 and 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not defined herein have the meaning assigned to them in the Original 13D.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended as follows:

      (a) As a result of the transaction described in paragraph (c) below, Mr. Kuttner and Mrs. Ost-Kuttner do not beneficially own any Common Stock.

      (c) Pursuant to the terms of a Settlement Agreement dated August 4, 2008 and filed by the Company on August 5, 2008 as exhibit 10.1 to its Current Report on Form 8-K, the Company purchased all outstanding shares of Common Stock owned by Mr. Kuttner and Mrs. Ost-Kuttner.

      (e) As a result of the transaction described in paragraph (c) above, Mr. Kuttner and Mrs. Ost-Kuttner ceased to be the beneficial owner of more than five percent of the Common Stock as of August 4, 2008.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2008


                                                     /s/ Ludwig G. Kuttner
                                                     ---------------------------
                                                     Ludwig G. Kuttner


                                                     /s/ Beatrice Ost-Kuttner
                                                     ---------------------------
                                                     Beatrice Ost-Kuttner